[LINN LETTERHEAD]

June 3, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Roger Schwall

Karl Hiller

Anne Nguyen Parker

Tracie Towner

Sirimal R. Mukerjee

Re:	LinnCo, LLC

Linn Energy, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed May 6, 2013

File No. 333-187484

Linn Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 28, 2013 (the “Comment Letter”) with respect to (i) Amendment No. 1 to Registration Statement on Form S-4 filed by the Registrants on May 6, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013 (the “LINN 10-K”). Concurrently with the submission of this letter, we have filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

June 3, 2013

Staff Comments

Amendment No. 1 to Registration Statement on Form S-4

Merger-Related Proposals, page 64

1.

We note your response to comment 3 in our letter dated April 25, 2013 that the amendments to Sections 7.3(b), 10.1(c) and 14.1(b) of the LinnCo LLC Agreement serve to permit the transactions contemplated by the amendments to Section 5.1(b) of the LinnCo LLC Agreement. It is not clear to us, however, that a transaction contemplated by the amended Section 5.1(b) would necessarily also be of the type contemplated by the amended Sections 7.3(b), 10.1(c) or 14.1(b). In this regard, it appears that there may be shareholders who would want to approve the amendments to Section 5.1(b), but only in the case of transactions not also implicating Sections 7.3(b), 10.1(c) or 14.1(b). Please provide further analysis as to how your shareholders would be able to communicate their views in this respect.

Response: The Registrants acknowledge the Staff’s comment.

Amendments to Sections 7.3(b) and 10.1(c)

As of May 30, 2013, LinnCo owned 34,787,500 LINN units, which had a closing price on NASDAQ of $33.87 on such date. Therefore, the aggregate market value of LinnCo’s ownership in LINN was approximately $1.18 billion as of May 30, 2013. In connection with the proposed transaction (the “Proposed Transaction”) with Berry Petroleum Company (“Berry”), LinnCo will issue approximately 71,570,000 common shares to Berry’s shareholders, which had an aggregate market value of approximately $2.68 billion based on the closing price of LinnCo’s common shares on NASDAQ on May 30, 2013. Based on the foregoing, immediately after the closing of the Proposed Transaction, LinnCo’s assets will consist of (i) LINN units with an assumed value of $1.18 billion as set forth above and (ii) Berry equity interests with a value of $2.68 billion. Thus, the total value of the Berry assets immediately after the closing of the Proposed Transaction will represent 69.4% of LinnCo’s total assets (net of debt).

The proposed amendments to Sections 7.3(b) and 10.1(c) address counsels’ concerns that the transfer of the Berry equity interests to LINN after being acquired by LinnCo could be construed as the sale or disposition of substantially all of LinnCo’s assets. Although we and our counsel believe that the better argument is that the Proposed Transaction will not result in a sale of substantially all of LinnCo’s assets when viewed in the light of all relevant facts, the law in Delaware with respect to what constitutes a sale of all or substantially all of an entity’s assets is unclear. As a result, the amendments to Sections 7.3(b) and 10.1(c) are being requested in connection with the Proposed Transaction to avoid any ambiguity with respect to that issue.

If the changes to Sections 7.3(b) and 10.1(c) were not approved, regardless of whether the changes to Section 5.1(b) are approved, the contribution of Berry to LINN would

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potentially violate the terms of the LinnCo LLC agreement and the Proposed Transaction could not occur. Thus, the LinnCo Board of Directors would not implement the changes to Section 5.1(b) in the absence of the changes to Sections 7.3(b) and
10.1(c).

The Registrants acknowledge that these changes would be applicable to Subsequent Offerings (as defined in Annex C to Amendment No. 2) and have added disclosure to that effect on pages 21-22 and 64-65 of Amendment No. 2.

Amendment to Section 14.1(b)

The amendment to Section 14.1(b) is being made simply to confirm that the action permitted by LinnCo’s original LLC agreement does not implicate the restrictions set forth in Section 14.1(b). That is, Section 5.1(b) provides for the repurchase by LINN of its units in the event that LinnCo repurchases any of its common shares. This “sale” of LINN units is clearly permitted and, in fact, required by Section 5.1(b), but Section 14.1(b) does not technically permit the transaction. LinnCo believes that this was simply a drafting oversight when the LLC agreement was originally adopted. LinnCo believes that the LinnCo Board of Directors could unilaterally amend Section 14.1(b) to make this change since it does not implicate the provisions of
Section 11.1(b) of LinnCo’s LLC agreement. In addition, Section 11.1(c)(v) of the LinnCo LLC agreement permits the LinnCo Board of Directors, without shareholder approval, to approve an amendment “required to effect. . .the intent of the provisions” of the LinnCo LLC agreement. Rather than making this change unilaterally, however, LinnCo Board of Directors determined to submit this change to a vote of LinnCo’s shareholders along with the remainder of the requested changes. Consistent with The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), the proposed change to Section 14.1(b) should not be required to be unbundled from the other proposed modifications to the LinnCo LLC agreement because it could be approved by the LinnCo Board of Directors without shareholder approval.

All Amendments to the LinnCo LLC Agreement

Each of the proposed amendments to the LinnCo LLC agreement (including those described in comment 2 below) was separately negotiated and bargained for by Berry, LinnCo and their respective counsel. As part of the negotiation of the merger agreement, Berry conditioned its obligation to proceed with the Proposed Transaction on, among other things, the approval of all amendments to the LinnCo LLC agreement as contemplated by Annex C to Amendment No. 2. Thus, each amendment to the LinnCo LLC agreement is inextricably linked to the consummation of the Proposed Transaction. If LinnCo shareholders were to reject one amendment while approving others, then Berry would not be required to close and the Proposed Transaction could fail.

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General

The Registrants do not believe that LinnCo shareholders are being compelled to approve parts of packaged amendments they might not otherwise approve if presented independently. Rather, LinnCo shareholders are being presented with a package of inextricably linked amendments that, absent the Proposed Transaction, would not be implemented. As a result, in addition to the reasons set forth above, the Registrants believe that unbundling in this context could lead to investor confusion and unnecessarily encumber the proxy solicitation process.

2.

In addition, please provide further analysis as to how the changes contained in the fourth and fifth sentences of the amended Section 5.1(b) relate to the proposed transaction with Berry or any Subsequent Offering and whether such changes should be unbundled.

Response: The purpose of the amendment to the fourth sentence of Section 5.1(b) is simply to allow LinnCo to receive a greater number of LINN units than the number of LinnCo common shares subject to an award under an employee benefit plan – for the same consideration to be received by LinnCo from the exercise of such award. There is no adverse effect of any nature on a LinnCo shareholder from this amendment; in fact, it can only have positive implications for LinnCo. As such, the Registrants believe that Section 11.1(c)(iv) of the LinnCo LLC agreement would permit the LinnCo Board of Directors, without shareholder approval, to approve this amendment on the basis that it would “not have a material adverse effect on the preferences or rights associated with” the LinnCo common shares. Rather than making this change unilaterally, however, the LinnCo Board of Directors determined to submit this change to a vote of LinnCo’s shareholders along with the remainder of the requested changes. Consistent with The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), the proposed change to the fourth sentence of Section 5.1(b) should not be required to be unbundled from the other proposed modifications to the LinnCo LLC agreement because it could be approved by the LinnCo Board of Directors without shareholder approval.

The Registrants respectfully note that there are no proposed changes to the fifth sentence of Section 5.1(b) of the LinnCo LLC agreement set forth in Annex C to Amendment No. 2.

As described above, each of the proposed amendments to the LinnCo LLC agreement was separately negotiated and bargained for by Berry, LinnCo and their respective counsel. As part of the negotiation of the merger agreement, Berry conditioned its obligation to proceed with the Proposed Transaction on, among other things, the approval of all amendments to the LinnCo LLC agreement as contemplated by Annex C to Amendment No. 2. Thus, each amendment to the LinnCo LLC agreement is inextricably linked to the consummation of the Proposed Transaction. If LinnCo’s shareholders were to reject one amendment while approving others, then Berry would not be required to close and the Proposed Transaction could fail.

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3.

Please revise your disclosure to state more clearly that the amendments to the LinnCo LLC Agreement contemplate not just the proposed transaction with Berry but any future Subsequent Offering transactions. Please expand your discussion to explain the types of transactions that may qualify as a Subsequent Offering, other than the Berry transaction.

Response: The Registrants acknowledge that the amendments to the LinnCo LLC agreement contemplate not just the Proposed Transaction but any future Subsequent Offerings. As a consequence, the Registrants have added disclosure to that effect on pages 21-22 and 64-65 of Amendment No. 2.

The Merger, page 79

Background of the Merger, page 80

4.

We note your response to comment 4 in our letter dated April 25, 2013. You disclose at page 86 that “[d]uring the week of February 18, 2013, various research reports were also published that supported LINN’s practices relating to derivatives.” Please identify these research reports.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 86 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

General

5.	Given that you include historical financial statements through March 31, 2013, update your pro forma financial statements to comply with Rule 11-02(c) of Regulation S-X.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure beginning on page 166 of Amendment No. 2 to address the Staff’s comment.

6.

Please add the clarifying information provided in your response to prior comment 7, regarding the incremental price component of debt, and the effects of changing market valuations, to your disclosure of purchase price on pages 170 and 176.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 171-172 and 179-180 of Amendment No. 2 to include the clarifying information regarding the incremental price component of debt and the effects of the changing market valuations to its disclosure of purchase price.

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7.

We have read your response to prior comment eight concerning your application of the exchange ratio of 1.25 in the tables computing the number of shares to be issued by each entity in the transaction. Tell us why the line items “Estimated LinnCo common shares to be issued for Berry equity awards” on page 170, and “Estimated LINN units to be issued for Berry equity awards” on page 176, should not be revised to state “Berry equity awards to be exchanged” or similar language to be consistent with the terms of the arrangement disclosed on pages 11 and 12.

Those terms indicate that replacement awards will be determined by multiplying the number of shares of Berry common stock issuable under the Berry equity awards (options and restricted stock) by the exchange ratio of 1.25 to determine the number of LinnCo shares to be issued; and then multiplying the result by the LinnCo/LINN exchange ratio (average closing prices of one LinnCo common share on the last five full trading days prior to the closing date of the merger divided by the average of closing prices of one LINN unit for the same period) to determine the number of LINN Energy units to be issued to LinnCo. Please modify your disclosure as necessary to clarify the manner by which this provision has been reflected in your computation.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 171-172 and 178-179 of Amendment No. 2 to reflect the LinnCo/LINN exchange ratio and clarify the assumptions used in those calculations.

The Registrants respectfully advise the Staff that the merger agreement governs the treatment of the various types of outstanding Berry awards at the effective time of the merger. LinnCo does not maintain a long-term incentive plan; thus, no replacement awards will be granted using LinnCo restricted stock or options. Replacement incentive awards will be made in LINN restricted units or LINN options granted under LINN’s Amended and Restated Long-Term Incentive Plan. Outstanding Berry options and unvested restricted stock units (other than any Berry restricted stock units held by a current or former non-employee director of Berry and any performance-based Berry restricted stock unit) will be replaced with the appropriate number of LINN options or restricted units, as applicable, determined by multiplying the number of shares underlying the Berry award by (1) the merger exchange ratio of 1.25 and (2) the LinnCo/LINN exchange ratio to determine the number of LINN options or restricted units to be issued. LinnCo will not issue any shares, and LINN units will not be issued to LinnCo for these awards.

Each Berry restricted stock unit that is vested as of the effective time of the merger, that is held by a current or former non-employee director, or that is subject to performance-based vesting criteria will be converted as of the effective time of the merger not into LINN incentive awards, but into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry restricted stock unit immediately prior to the effective time by the merger exchange ratio of 1.25. The number of shares underlying such awards will not be multiplied by the LinnCo/LINN exchange ratio. LINN will issue units to LinnCo for these awards.

June 3, 2013

8.

Revise your disclosure to explain clearly why the “estimated LinnCo common shares to be issued for Berry equity awards” on page 170, and “estimated LINN units to be issued for Berry equity awards” on page 176 are not the same amounts. In this regard, consider revising your presentation to begin with the number of Berry equity awards to be exchanged, and applying appropriate exchange ratios to arrive at the number of LinnCo shares or LINN units, respectively, to be issued.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 171 and 178-179 of Amendment No. 2 to explain clearly why the LinnCo common shares to be issued for Berry equity awards are not the same amount as LINN units to be issued for Berry equity awards. A summary schedule was added to both LinnCo and LINN’s pro forma financial statements to show the calculation of the respective estimated Berry equity awards assumed to be exchanged. As disclosed, the amounts are not only different due to the LinnCo/LINN exchange ratio being applied; certain awards will be converted into LinnCo shares and certain awards will be replaced with LINN restricted units or options. Accordingly, the number of Berry equity awards to be exchanged for LinnCo shares or LINN units is not the same in the two instances.

9.

Please modify your table on page 176 to illustrate the sequence of steps necessary to determine the number of LINN Energy units that you expect to issue to LinnCo in exchange for Berry Petroleum. For example, it appears there should be an intervening step in your table to bridge the line showing the “Exchange ratio of LinnCo common shares...” and “LINN units to be issued.”

The disclosure on page 75, concerning the Contribution Agreement, indicates the number of LINN units to be issued will be “the greater of (i) the aggregate number of LinnCo common shares issued in the LinnCo Merger and (ii) the number of LINN units required to cause LinnCo to own no less than one-third of all of the outstanding LINN units following the Contribution.”

Please disclose how this provision is reflected in your table on page 176, and the incremental impact it has as compared to your computation on page 170. If there is a range of possibilities, where significantly different results may occur, you should include a comparable pro forma presentation to illustrate the uncertainty about the number of shares to be issued to comply with Rule 11-02(b)(8) of Regulation S-X.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 171 and 178 of Amendment No. 2 to illustrate the sequence of steps necessary to determine the number of LINN units that are expected to be issued to LinnCo in exchange for Berry in connection with the Contribution. The Registrants also note that the starting point for both the total LinnCo common shares to be issued and the total LINN units to be issued is the same – the estimated Berry common shares to be acquired by LinnCo (54.436 million). The reason for the difference in the total number of LinnCo common shares to be issued in the acquisition from the total LINN units to be issued in

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the contribution relates to the different number of LinnCo common shares and LINN units to be issued with respect to different types of Berry equity awards. Please see the discussion of the treatment of different types of Berry equity awards under the response to comment 7.

Additionally, the Registrants have revised pages 178-179 of Amendment No. 2 to disclose that the number of LINN units to be issued will be “the greater of (i) the aggregate number of LinnCo common shares issued in the LinnCo Merger and (ii) the number of LINN units required to cause LinnCo to own no less than one-third of all of the outstanding LINN units following the Contribution” and to also disclose that LinnCo is estimated to own approximately 34% of LINN’s outstanding units following the Contribution assuming only LINN units to be issued for the aggregate number of LinnCo common shares issuable to the Berry stockholders in the merger, and accordingly, no incremental impact of this provision has been assumed.

10.

We understand from your response to prior comment nine that you intend to add disclosure to the pro forma presentation about derivative transactions undertaken by Berry Petroleum at your instruction in a future amendment. We will continue our review of this disclosure once it has been provided.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 174-175 and 181 of Amendment No. 2 to reflect such derivative transactions in LINN’s pro forma financial statements.

Note 4 - Pro Forma Adjustments, page 176

11.

We understand from your response to prior comment 36 that you regard adjustments in the fair value of derivative instruments as amortization and have utilized this perspective to explain certain adjustments made in computing non-GAAP measures. Tell us the extent to which your pro forma adjustments for DD&A include such amortization.

Response: The Registrants respectfully advise the Staff that the pro forma adjustments for DD&A do not include any amortization related to derivative instruments. The pro forma adjustment for DD&A is consistent with the activity recorded in the historical depreciation, depletion and amortization line item of the Registrants’ statements of operations under GAAP. All adjustments in the fair value of derivative instruments, including the amounts we reference as amortization, are recorded in gains (losses) on oil and natural gas derivatives on the statements of operations.

Material U.S. Federal Income Tax Consequences of the Merger, page 182

12.

Your disclosure under “—U.S. Federal Income Tax Consequences to Holders” discusses U.S. federal income tax consequences of the merger based on the opinions delivered by Latham & Watkins LLP and Wachtell, Lipton, Rosen & Katz. The draft opinions of counsel provided with your response letter do not expressly

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articulate the consequences described in the bullets under this section. Please revise each opinion to articulate the consequences as opinions of counsel or tell us why you do not need to. Your response should refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: In response to the Staff’s comment 12, and in line with the Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, the Exhibit 8 Opinion has been revised to articulate the consequences as opinions of counsel.

13.

You disclose at page 183 that the “opinion conditions will not be waivable after the Berry stockholders have approved the proposal to adopt the merger agreement and the LinnCo shareholders have approved the issuance of LinnCo common shares to Berry stockholders pursuant to the merger agreement if such waiver would require further stockholder approval to be obtained, unless further approval of the Berry stockholders and LinnCo shareholders is obtained with appropriate disclosure.” We understand this statement to mean that the requirement to obtain tax opinions cannot be waived if stockholder approval is necessary to get the waivers, unless you obtain approval independent of any requirement to get such approval. Please revise the statement to articulate more clearly its meaning.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 187 of Amendment No. 2 to address the Staff’s comment.

14.

In addition, please revise to describe whether shareholder approval is required to obtain waivers to the opinion conditions under the merger agreement, state law, LinnCo’s limited liability company agreement, Berry’s charter documents, the rules of the exchanges on which Berry’s and LinnCo’s shares are listed or otherwise. Finally, if receipt of a favorable tax opinion is a waivable condition, please revise your disclosure to undertake to recirculate and resolicit if the conditions are waived and the change in tax consequences are material.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 187 of Amendment No. 2 to address the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2012

General

15.

We understand from your response to prior comment one that you wish to limit compliance with some of our comments to future filings. However, any periodic filings that include accounting or disclosure that has been revised in your registration statement should be similarly revised.

Response: The Registrants acknowledge the Staff’s comment and intend, at the conclusion of the comment process, to revise any periodic filings that include accounting or disclosure that have been revised in the Registration Statement.

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16.

We note that you have made revisions to disclosure in your registration statement on Form S-4 in response to comments on corresponding disclosures in your periodic reports. Some of the following comments pertain to these revisions and may reference the page numbers in your registration statement that you revised in response to the prior comments. Please regard such comments as pertaining equally to the corresponding disclosure in your periodic reports.

Response: The Registrants acknowledge the Staff’s comment and have regarded such comments to the Registration Statement as pertaining equally to the corresponding disclosure in the Registrant’s periodic reports. The Registrants intend, at the conclusion of the comment process, to revise any periodic filings that include accounting or disclosure that have been revised in the Registration Statement.

Business, page 1

Proved Reserves, page 9

17.

We note your disclosure of the proved reserve quantities as of the acquisition date on page 1 and elsewhere on pages 2, 3 and 34. Please expand your disclosure to explain if these estimates were prepared by the Company’s internal staff or by an independent petroleum engineering firm and if prepared externally whether the same firm also prepared the estimates of reserves disclosed at year end. See Item 1202(a)(7) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 208 of Amendment No. 2 to note that the estimates of the proved reserve quantities as of the acquisition date on page 208 (last six years) were primarily prepared by the independent engineering firm, DeGolyer and MacNaughton, and that each individual acquisition listed elsewhere on pages 209 and 225 was prepared by the independent engineering firm, DeGolyer and MacNaughton, and that such firm also prepared estimates of reserves disclosed at year end 2012.

LINN advises the Staff that estimates of over 95% of its total acquired proved reserves since January 1, 2007 were prepared by its independent engineering firm, DeGolyer and MacNaughton.

18.

On page 9, you state “based on the December 31, 2012 reserve report, the amounts of capital expenditures estimated to be incurred in 2013, 2014 and 2015 to develop the Company’s PUDs are approximately $679 million, $688 million and $622 million, respectively.” You also disclose the Company incurred approximately $442 million in capital expenditures during 2012 to convert 208 Bcfe of reserves classified as proved undeveloped (PUDs) at December 31, 2011 to developed; however, we note from your disclosure on page 103 there were 215 Bcfe of negative reserve revisions resulting from not drilling PUD locations in 2012 that had been disclosed in filings with the SEC for five or more years.

As part of the requirements under Item 1203(d) of Regulation S-K, please clarify for us if the amounts of capital expenditures estimated to be incurred in 2013, 2014 and

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2015 result in the conversion of all of your proved undeveloped reserves including those which would otherwise be subject to revision if not drilled in accordance with the SEC’s five year limitation during years 2013, 2014 and 2015, respectively. As part of your response, please provide us with a tabulation of the total net quantities (Bcfe) of proved undeveloped reserves which would be subject to revision if not drilled in years 2013, 2014 and 2015, respectively.

Response: LINN respectfully advises the Staff that the capital expenditures estimated to be incurred in 2013, 2014 and 2015 are related to PUDs expected to be developed in those years. Additional capital is scheduled to be spent in 2016 and 2017 related to PUDs expected to be developed in those years.

Below is the detail regarding PUDs that would be subject to revision if not drilled in the following years:

Year	Volume
2013	91 Bcfe
2014	49 Bcfe
2015	156 Bcfe

Management’s Discussion and Analysis, page 33

Results of Operations, page 38

Gains (Losses) on Oil and Natural Gas Derivatives, page 41

19.

We understand from your response to prior comment 16 that your disclosures about oil and natural gas derivatives on pages 41 and 47 show as realized gains only proceeds and accrued receivables on settled positions; and as unrealized gains (losses) the periodic change in fair value of derivatives not settled as of year-end plus the fair value of positions settled (realized) during the year, reflecting any premiums paid on put option contracts. Any gains or losses on derivatives that you present should conform to the guidance in FASB ASC 815-10-35-2, which requires these measures to equate with the periodic change in fair value of the derivative instruments - there is no provision for depicting proceeds on settlement as realized gain or for presenting the value of settled positions as unrealized loss. Therefore, please revise your measures of gain and loss to conform to this guidance. Ensure that all gains and losses on derivative instruments reflect all of the adjustments necessary to report the underlying derivative assets and liabilities at fair value, through year-end or the settlement date if earlier, to comply with FASB ASC 815-10-30-1 and 815-10-35-1.

Response: The Registrants acknowledge the Staff’s comment and have revised Amendment No. 2 to remove all references to realized and unrealized derivative gains and losses. Additionally, the Registrants respectfully advise the Staff that all gains and losses on derivative instruments reflect all of the adjustments necessary to report the underlying derivative assets and liabilities at fair value, through year-end or the settlement date if earlier.

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20.

Since you are required to report derivative assets and liabilities at fair value and the periodic changes in fair value as gain or loss each period, you should disclose the reasons you believe that differentiating between realized and unrealized gain and loss for the current period is meaningful, and clarify that measures of realized gain or loss for settled positions do not reflect the overall impact of the underlying instruments because these do not include previously recognized unrealized gain or loss.

Response: The Registrants acknowledge the Staff’s comment and have revised Amendment No. 2 to remove all references to realized and unrealized derivative gains and losses.

21.

The information provided in response to prior comment 16 in our letter dated April 25, 2013 indicates that your calculation of realized gain for 2010 includes amounts attributable to cash settlement on interest rate derivatives. Explain to us why you believe it is appropriate to include amounts attributable to interest rate derivatives under a presentation of gains and losses on oil and natural gas derivatives.

Response: The Registrants respectfully advise the Staff that the calculation of realized gain for oil and natural gas derivatives for 2010 does not include any amounts attributable to interest rate derivatives. The response to prior comment 16 in the Staff’s letter dated April 25, 2013 was to demonstrate that the “cash settlements” in the statement of cash flows on page 72 of the Form 10-K includes cash settlements on interest rate derivatives, the effect of which must be excluded in order to reflect only realized gains on oil and natural gas derivatives as shown in the table on page 47 of the Form 10-K. Therefore, interest rate derivatives are shown as reconciling items between cash settlements reported on page 72 and realized gains reported on page 47. The Registrants also note that all references to realized derivative gains and losses have been removed from Amendment No. 2.

Liquidity and capital resources, page 51

22.

Your discussion under this section indicates that premiums paid for commodity derivatives increased materially during the year ended December 31, 2012 as compared to the prior year. Expand this discussion to describe, in reasonable detail, the reasons for this increase. The revised disclosure should address, but not be limited to, the factors you consider in determining the extent to which you enter into derivative commodity derivative arrangements requiring you to pay premiums. Additionally, to the extent that this increase in premiums paid represents a known trend that has had or is reasonably expected to have a material impact on your results of operations or liquidity, discuss whether and the extent to which this trend will continue and the impact if it does. See Item 303 of Regulation S-K.

June 3, 2013

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 249 of Amendment No. 2 to address the Staff’s comment. The Registrants note that the increase in premiums paid does not represent a known trend but is a reflection of increased acquisition activity in 2012.

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

23.

We note that you have revised disclosure on page 251 about the reasons for presenting non-GAAP Adjusted EBITDA in response to prior comment 18, rather than address the variance between this metric and distributions. We also note that your response states that this non-GAAP measure is a “reference point” for determining your ability to pay distributions. Further revise the disclosure regarding this measure to clarify how the measure serves as a “reference point” for your ability to make distributions, and to explain why you believe the measure provides useful information to investors regarding your ability to make distributions.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 255-258 of Amendment No. 2 to include a reconciliation to distributable cash flow and compare distributable cash flow to actual distributions, to allow investors to better understand whether LINN is performing at a level to sustain or increase its distributions and to clarify that Adjusted EBITDA serves as a starting point for the determination of LINN’s ability to make distributions.

24.

Your response to prior comment 18 indicates that the non-GAAP measure of “Distributable Cash Flow” is the actual measure that “represents the aggregate amount of funds available to pay distributions and is a more relevant financial measure for a direct correlation to distributions paid....” Given the importance of ongoing distributions to your business model, and the emphasis you have placed on various non-GAAP measures that are intended to exhibit your ability to continue making these distributions, please explain how you have considered disclosing your non-GAAP measure of Distributable Cash Flow, accompanied by an explanation of variances between the non-GAAP measure and actual distributions, along with your non-GAAP measure of Adjusted EBITDA.

Response: Please see the response to comment 23 and related revised disclosure with respect to the non-GAAP measure of distributable cash flow in Amendment No. 2.

25.

We note that in response to prior comment 19 you clarify that you regard your non- GAAP measure of Adjusted EBITDA as both a performance measure and a liquidity measure. We also note that, in addition to your reconciliation of net income to Adjusted EBITDA on page 252, you have provided a reconciliation of operating cash flows to Adjusted EBITDA on page 253. However, your non-GAAP measure excludes charges or liabilities that required or will require cash settlement. In view of these adjustments, explain why you believe this measure complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

June 3, 2013

Response: The Registrants acknowledge the Staff’s comment and note that the only differences in LINN’s prior calculation of Adjusted EBITDA in the Registration Statement and the calculation of “EBITDA” under LINN’s Credit Facility is the removal of the provision for legal matters and merger transaction costs. The Registrants have removed the provision for legal matters from the calculation of Adjusted EBITDA in Amendment No. 2. However, in connection with the proposed merger between LINN and Berry, which is the first such corporate transaction in LINN’s history, LINN has had discussions with representatives of Wells Fargo Bank, National Association, the administrative agent under the Credit Facility, regarding a change in the definition of EBITDA under the Credit Facility to allow “merger transaction costs” as an excluded item and the representatives of Wells Fargo Bank are highly confident that this change will be approved by the requisite lenders prior to closing. In anticipation of this change, the Registrants have retained the provision for merger transaction costs in the calculation of Adjusted EBITDA.

The Registrants respectfully point the Staff to Compliance and Disclosure Interpretation 102.09 on Non-GAAP Financial Measures (“C&DI 102.09”), in which the Staff permitted a company to present Adjusted EBITDA as calculated under a debt covenant in its credit agreement even though such presentation excluded charges required to be cash settled notwithstanding the language of Item 10(e)(1)(ii)(A). LINN’s management believes that LINN’s Credit Facility is a material agreement, the covenant regarding EBITDA is a material term of the Credit Facility and that the information about the covenant, including the charges required to be cash settled, are material to an investor’s understanding of LINN’s financial condition and liquidity.

The disclosure on page 251 of Amendment No. 2 has been revised to include a discussion of the covenant relating to EBITDA contained in the Credit Facility and the actual or reasonably likely effects of compliance or non-compliance with the covenant on LINN’s financial condition and liquidity. The Registrants further advise the Staff that they have included a reconciliation to EBITDA on pages 257-258 of Amendment No. 2 to provide additional information with respect to non-GAAP financial measures. The Registrants also note that consistent with the manner in which LINN calculates distributable cash flow for purposes of assessing its ability to make distributions, LINN has revised its calculation of distributable cash flow on page 257 of Amendment No. 2 to include provision for legal matters and merger transaction costs.

26.

Your presentation of Adjusted EBITDA includes proceeds from settlements of commodity derivatives, but excludes premiums paid for commodity derivatives and gains and losses recognized in prior periods. In view of this, expand your presentation to explain why you believe the presentation of adjusted EBITDA as a performance measure provides useful information to investors. Note that this comment also applies to your presentation of Adjusted Net Income.

Response: LINN respectfully advises the Staff that it considers the non-GAAP financial metric of Adjusted EBITDA to be an important measure that management uses to evaluate LINN’s performance and that investors use to compare LINN’s performance to similar companies across its peer group.

With respect to premiums paid for derivatives, LINN considers the purchase of put options as an investment related to its underlying oil and natural gas production and, for non-GAAP calculations related to Adjusted EBITDA, excludes the cost of put options in a manner similar to the way it also excludes the cost of acquisitions and other capital activities that provide a long-term benefit to the business. When LINN purchases put options, it pays cash upfront for options covering future periods, up to multiple years, and no amounts are payable in the future under these contracts. In its GAAP financial statements, LINN appropriately reflects the impacts of the initial purchase of put options on the balance sheet and cash flow statement, as well as the reduction in asset

June 3, 2013

value over time as the contracts approach maturity and ultimately settle, as a reduction to net income. The reduction in the asset value of put options over time is similar in concept and definition to the amortization of fixed assets over their useful lives but is not presented on the “depreciation, depletion and amortization” line item on the statement of operations. In calculating the non-GAAP financial metric of Adjusted EBITDA, LINN considers the noncash impacts of depreciation, depletion and amortization, as well as the amortization of option value associated with put options to have a similar treatment and, accordingly, applies a consistent practice of adding back these noncash amounts to net income.

With respect to gains and losses on derivatives that relate to future time periods, LINN uses mark-to-market accounting and adds or subtracts noncash losses or gains, respectively, on unsettled hedge positions as an adjustment to net income in the non-GAAP calculation of Adjusted EBITDA. By removing the impact of the volatility between periods from changes in the value of the unsettled hedge positions, LINN is able to match the timing of settled hedges with related production volumes. LINN believes this presentation of Adjusted EBITDA offers useful information to help investors understand LINN’s performance during specific time periods.

The Registrants respectfully advise the Staff that the disclosure on pages 255-256 of Amendment No. 2 explains why LINN believes the presentation of Adjusted EBITDA as a performance measure provides useful information to investors. The Registrants further advise the Staff that all references to the non-GAAP financial measure of Adjusted Net Income have been removed from Amendment No. 2.

27.

We note your response to prior comment 22 regarding your inclusion in non-GAAP Adjusted EBITDA cash flows of acquired businesses that are attributable to periods prior to your acquisition. We understand that you believe this is appropriate in a measure that relates to your historical operations because these amounts have affected cash available for distribution as a result of the purchase terms you have negotiated. However, although you are including these amounts, you do not include other components of the net cash acquisition expenditures shown on page 72, which appear to reduce cash available for distribution. This appears to be an inconsistent approach that should be addressed in your presentation. If you wish to retain these adjustments please submit the revisions you propose to include the other related historical components of acquisition expenditures.

Response: The Registrants respectfully advise the Staff that net operating cash flows from acquisitions included in the calculation of Adjusted EBITDA consist of operating revenues net of operating expenses associated with the acquired properties. The purchase price for those acquisitions are not included in the calculation of Adjusted EBITDA because they are financed through the issuance of debt or equity and do not impact cash available for distribution.

Adjusted Net Income, page 58

28.

We have read your response to prior comment 26 and note you have expanded your disclosure to include footnotes explaining certain of the adjustments you have included in your reconciliation to non-GAAP Adjusted Net Income. Please expand your disclosure to also provide explanations for the adjustments labeled “Unrealized gains on interest rate derivatives,” “Realized (gains) losses on canceled derivatives,” and “Realized gains on recovery of bankruptcy claim.”

June 3, 2013

Response: The Registrants respectfully advise the Staff that all references to the non-GAAP financial measure of Adjusted Net Income have been removed from Amendment No. 2.

Quantitative and Qualitative Disclosures About Market Risk, page 64

29.

We have read your response to prior comment 29 in which you indicate there have been no significant changes to your strategies used to manage your commodity price risk exposure. Please disclose the reasons for your decision to not acquire put options in fiscal year 2013, also the reasons (as indicated in your response) why you would pay incremental premiums to increase the strike prices on existing put options or raise prices on your hedges. Additionally, clarify the extent to which your efforts to limit commodity price risk also introduce risk of being in an unfavorable position when market prices increase above those secured by your derivative instruments.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 208-209 and 264 of Amendment No. 2 to address the Staff’s comment.

Financial Statements

Note 7 - Derivatives, page 88

30.

We note your response to prior comment 32, indicating you do not believe that any of your derivative instruments have had financing elements, and that although cash may have been paid, no cash was ever received. The guidance in FASB ASC 815-10-45-15 explains that if contractual terms of derivative instruments have been structured to ensure that net payments will be made by one party in earlier periods and subsequently returned by the counterparty in later periods, that instrument shall be viewed as having a financing element, even when its fair value is zero at inception. We understand that you have made payments in earlier periods to obtain strike prices to be received in later periods that are higher than would otherwise be received. Therefore, it is unclear how you determined that these arrangements do not include financing elements. We believe that you would need to consider the economics and prospects of settlement in your evaluation.

Please submit a schedule listing your derivative acquisitions and modifications for each period for which premiums have been paid. Please summarize according to transaction dates, settlement dates, related forward market prices, strike prices, underlying commodity and quantities, and reconcile the costs of these transactions to the premiums reported on page 72 for each period.

Response: LINN has, on occasion, made payments in earlier periods to obtain strike prices to be received in later periods that are higher than would otherwise be received.

June 3, 2013

ASC 815 provides that cash flows related to a derivative instrument containing an other-than-insignificant financing element must be reflected in the financing activities for the “borrower.” The Financial Accounting Standards Board (“FASB”) did not explicitly address the presentation of cash flows from a derivative containing a financing element for the “lender.” LINN believes that, in amending SFAS No. 133 (now ASC 815), the FASB intended to avoid the possibility that a derivative would be used to hide a borrowing (or an investment) in operating cash flows and, thus, not reflect the true nature of the instrument. As LINN is the “lender” in these situations, the classification of the related cash flows is based on the nature of the transaction. LINN uses derivative instruments to minimize the variability in cash flow due to commodity price movements related to the sale of its oil and natural gas production and, thus, classifies the cash flows related to these derivatives in operating cash flows.

LINN acknowledges that if the contractual terms of a derivative instrument have been structured to ensure that net payments will be made by one party in earlier periods and subsequently returned by the counterparty in later periods of the derivative instrument’s term, that derivative instrument should be viewed as containing a financing element even if the derivative instrument has a fair value of zero at inception. LINN’s derivative contracts are settled on market terms and are not structured to ensure that net payments will be made by one party in earlier periods and subsequently returned by the counterparty in later periods of the derivative instrument’s term and do not contain similar features.

LINN will supplementally provide for the Staff’s review a schedule listing LINN’s derivative acquisitions and modifications for each period for which premiums have been paid.

31.

We understand from your response to prior comment 33 that all cash activity associated with your derivative transactions has been reported in the operating cash flow section on page 72. Please clarify whether such amounts include all costs incurred in the course of acquiring properties or businesses that were allocable to derivative instruments received in those transactions. If this is not the case, please submit a schedule listing all acquisitions undertaken during the past three years, including the dates, descriptions, composition of purchase price, with the cash components reconciled to the investing expenditures reported on page 72, also showing the fair values of derivatives acquired in connection with each transaction, and a description of their terms.

Response: The Registrants respectfully advise the Staff that all cash activity associated with derivative transactions has been reported in the operating cash flow section on page 72 of Form 10-K and none of the activity includes any costs incurred in acquiring properties or businesses as LINN has not acquired any derivatives in connection with any of its transactions.

June 3, 2013

Supplemental Oil and Natural Gas Data (Unaudited), page 100

Proved Oil, Natural Gas and NGL Reserves, page 102

32.

We note your disclosure of revisions of previous estimates on pages 102 and 103 includes a progressively increasing proportion of negative revisions due to asset performance. In light of the definition of reasonable certainty contained in Rule 4-10(a)(24) of Regulation S-X, please clarify the reason(s) for the overestimation and tell us if there is a geographic concentration of such changes for each of the years ending 2010, 2011 and 2012, respectively.

Response: The Registrants note that the key drivers for performance revisions in 2010, 2011 and 2012 are as follows:

2010:

The 78 Bcfe of negative revisions due to asset performance in 2010 were primarily associated with the impact of higher gathering system pressure on Granite Wash vertical producing wells in the Texas Panhandle, resulting in reduced producing rates.

2011:

The 153 Bcfe of negative revisions due to asset performance in 2011 were primarily associated with Granite Wash vertical wells in the Texas Panhandle. Approximately half of the revisions were a continuation of the negative impact of gathering system pressure on producing wells as noted above. The remainder was due to the removal of vertical PUD locations as development in the area shifted almost exclusively to horizontal wells.

2012:

The 340 Bcfe of negative revisions due to asset performance in 2012 were primarily associated with LINN’s two primary drilling programs: (i) the Granite Wash horizontal play in the Texas Panhandle and (ii) the Wolfberry play in the Texas portion of the Permian Basin. In both plays, initial production decline rates were determined to be steeper than originally anticipated, resulting in reduced estimated ultimate recoveries for producing wells and corresponding adjustments to proved undeveloped reserves.

33.

We note your disclosure on page 103 of 215 Bcfe of negative revisions for the year ended December 31, 2012 due to not drilling proved undeveloped locations in 2012 that had been disclosed in filings with the SEC for five or more years. In light of the definition of reasonable certainty contained in Rule 4-10(a)(24) of Regulation S-X, please clarify the reason(s) for the lack of commitment and execution relating to the drilling such locations and note if there is a geographic concentration of such revisions.

Response: LINN respectfully advises the Staff that the PUD locations removed in 2012 after being on the books for five years were located primarily in the shallow Brown Dolomite formation of the Texas Panhandle and the Mississippi Shelf play in north

June 3, 2013

central Oklahoma. In each case, the locations were primarily targeting natural gas. At the time they were booked, the price of natural gas was approximately $8 per MMbtu. As the price of natural gas declined and LINN acquired or identified higher return opportunities, these locations moved down LINN’s priority list for drilling and, thus, moved out of PUDs.

34.

We note your disclosure on page 103 of 248 Bcfe of negative revisions for the year ended December 31, 2012 due to lower natural gas prices. Please quantify for us the net reserve amounts (Bcfe) for revisions due to (i) the truncation of future production as the result of a revised economic limit and (ii) changes in the reserve category relating to proved undeveloped locations which were previously economically producible but became uneconomic at the current year end natural gas price.

Also tell us if any of the proved undeveloped reserves disclosed as of December 31, 2012 have positive undiscounted future net revenue but negative present worth discounted at 10 percent. Please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and affirm management is still committed to drilling all such proved undeveloped locations.

Response: LINN respectfully advises the Staff that of the 248 Bcfe of negative revisions for the year ended December 31, 2012 due to lower natural gas prices, (i) 175 Bcfe were due to the truncation of future production as the result of a revised economic limit and (ii) 73 Bcfe were due to changes in the reserve category relating to proved undeveloped locations which were previously economically producible but became uneconomic at the most recent year end natural gas price.

LINN additionally notes that 499 Bcfe of its proved undeveloped reserves at year end 2012 had a negative present worth discounted at 10 percent based on a natural gas price of $2.76 per MMbtu. At current spot and forward strip pricing, essentially all of LINN’s year end 2012 proved undeveloped reserves would have positive present worth discounted at 10%. LINN notes that its management is still committed to drilling all such proved undeveloped locations.

Exhibit 99.1

35.	Please consult with your engineering firm and advise us whether:

•	natural gas quantities represent sales gas volumes after separation, processing, fuel use and flare.

•	the gas volumes are estimated at the official temperature and pressure bases of the areas in which the gas reserves are located.

•	the natural gas liquids are those quantities attributed to the leasehold interests according to processing agreements.

June 3, 2013

Response: LINN has consulted with its reserve engineering firm, DeGolyer and MacNaughton, and respectfully advises the Staff that:

•	natural gas quantities represent sales gas volumes after separation, processing, fuel use and flare;

•	the gas volumes are estimated at the official temperature and pressure bases of the areas in which the gas reserves are located; and

•	the natural gas liquids are those quantities attributed to the leasehold interests according to processing agreements.

36.	File a revised report that complies with Item 1202(a)(8)(vii) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and have filed a revised report as Exhibit 99.8 to Amendment No. 2.

37.

Please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and clarify for us that the proved undeveloped reserves disclosed in the reserves report have been scheduled in accordance with the Company’s plans to develop these reserves as of December 31, 2012 and that the development activities included therein have been subjected to and received the internal approvals required by the Company’s management.

Response: The Registrants respectfully submit that LINN annually prepares a five-year plan that is reviewed and approved by LINN’s management. The development activities for all proved undeveloped reserves in the reserves report as of December 31, 2012 are included in that plan.

38.

Please refer to Item 1203(d) of Regulation S-K and clarify for us that the reserves report contains no material exceptions for proved undeveloped reserves that are not scheduled to be developed within five years from the initial disclosure of such reserves in a filing made with the SEC.

Response: The Registrants acknowledge the Staff’s comment and advise the Staff that the reserves report contains no material exceptions for proved undeveloped reserves that are not scheduled to be developed within five years from the initial disclosure of such reserves in a filing made with the SEC.

Website Presentations

April 1, 2013: LINN Energy Response to Another Round of Short Seller Comments

39.	We have read your response to prior comment 37 in which you explain that you have not deducted the costs of acquiring derivative instruments in computing your

June 3, 2013

non-GAAP measure of Distributable Cash Flow because the costs of financing these expenditures impact the results of operations utilized in your calculation of this measure through higher interest expense from debt issuance and a greater number of units outstanding.

We do not see how incurring incremental costs to finance acquisitions of derivative instruments or making distributions for more units would compensate for excluding the costs of instruments necessary to secure the prices realized and reflected in your measure. Given your labeling of this metric, please explain how not counting amounts paid for these instruments results in an accurate measure of cash flow available for distribution.

Response: LINN respectfully advises the Staff that it considers the purchase of put options to hedge oil and natural gas production as a long-term investment in its business. When LINN purchases put options, it pays cash upfront for options covering future time periods, up to multiple years, and no amounts are payable in the future under these contracts. In its GAAP financials, LINN appropriately reflects the initial cost of the put options as well as the reduction in asset value over time as the contracts approach maturity and ultimately settle.

Distributable cash flow is a non-GAAP financial metric that represents (prior to the establishment of any reserves by LINN’s Board of Directors) the cash distributions LINN could pay its unitholders, based on LINN’s performance during a specific time period. In determining cash available for distribution, LINN considers items that have an impact on its liquidity position for the current period and, as a result, does not deduct the historical cost of put options from the current period’s distributable cash flow. However, LINN bears the continuing financing burden for put options through higher interest expense and distribution obligations, which effectively reduce cash available for distribution in the current period as well as all future periods. For the non-GAAP calculations associated with distributable cash flow, LINN recognizes the cost of put options in a manner similar to the way it recognizes the cost of acquisitions and other capital activities that also provide a long-term benefit to the business.

The Registrants have revised pages 257 and 258 of Amendment No. 2 to expand the disclosure to include the estimated cost of premiums paid for put options that settled during the period.

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

40.

We understand from your response to prior comment 38 that your measures of maintenance capital expenditures are intended to fund projects that will allow you to report reserves and production levels in the following period equivalent to those reported in the current period. Tell us the extent to which such expenditures fund activities that are undertaken for purposes other than to maintain production on producing wells (i.e., workover costs and installing improved recovery systems).

June 3, 2013

Please also describe the status of the properties selected for maintenance for each of the preceding three years and address the following points.

•

Submit a schedule listing the costs allocated from your pool of maintenance capital expenditures for each of the properties in the program, with totals reconciled to the amounts shown in your non-GAAP computations, also showing acquisition, development and exploration costs previously incurred on the properties; and any reserves and production levels previously established.

•

Describe the purpose of the maintenance capital expenditures allocated to each property in your program with sufficient detail to understand how this would achieve your objective within the following period.

•

Identify the incremental reserves and production arising from each property in the following periods as a result of your maintenance program; reconciled to the pertinent details in the rollforward of reserves disclosed in the notes to your financial statements.

If you included non-producing properties in your maintenance programs, then explain the extent to which you previously incurred acquisition, exploration or development expenditures in advancing their status prior to including these properties in your maintenance programs.

In this instance, please also clarify whether maintenance capital expenditures are intended to cover all exploration and development in bringing an unproved property to proved producing status, only the final steps to advance a proved developed property to producing status, or some combination of these.

Response: LINN respectfully advises the Staff that its maintenance capital expenditures represent management’s estimate of the capital expenditures required to hold production flat year-to-year and to replace proved reserves. Maintenance capital is a reduction in the calculation of distributable cash flow, a liquidity measure used in determining (prior to the establishment of any reserves by LINN’s Board of Directors) the amount of cash available for distribution to unitholders. The calculation only includes the cost to convert non-producing reserves (e.g., PDNPs, PUDs, etc.) to PDP reserves and does not include the cost to acquire the asset as these amounts have already been spent in a prior period. Please refer to footnote 8 to the reconciliation of net income to distributable cash flow on page 258 of Amendment No. 2.

LINN will supplementally provide for the Staff’s review schedules listing the costs allocated from LINN’s pool of maintenance capital expenditures.

*    *    *    *

June 3, 2013

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please contact the undersigned at (281) 841-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

Cc:	Michael E. Dillard

Sean T. Wheeler

Divakar Gupta

Latham & Watkins LLP

Daniel A. Neff

David K. Lam

Wachtell, Lipton, Rosen & Katz

Kelly B. Rose

Baker Botts L.L.P.

Schedule A

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
[ ], 2013	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
LinnCo, LLC	Los Angeles	Tokyo
600 Travis, Suite 5100	Madrid	Washington, D.C.
Houston, Texas 77002	Milan

Re:	Agreement and Plan of Merger dated February 20, 2013

Ladies and Gentlemen:

We have acted as special counsel to LinnCo, LLC, a Delaware limited liability company (“LinnCo”), in connection with the proposed merger of Bacchus Merger Sub, Inc., a Delaware corporation (“Bacchus Merger Sub”) and a direct wholly-owned subsidiary of Bacchus Holdco, Inc., a Delaware corporation (“HoldCo”), with and into Berry Petroleum Company, a Delaware corporation (“Berry”), the proposed conversion of Berry into a Delaware limited liability company, the proposed merger of HoldCo with and into LinnCo Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of LinnCo (“LinnCo Merger Sub”) (such merger of HoldCo into LinnCo Merger Sub, the “LinnCo Merger”), and the proposed contribution by LinnCo of its membership interests in LinnCo Merger Sub to Linn Energy, LLC, a Delaware limited liability company (“Linn”). The foregoing transactions are being completed pursuant to the Agreement and Plan of Merger dated as of February 20, 2013 by and among Berry, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub and Linn (the “Merger Agreement”). This opinion is being delivered in connection with the Registration Statement on Form S-4 (File No. 333-[ ]) (as amended through the date hereof, the “Registration Statement”) of LinnCo and Linn, including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Merger Agreement. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the respective tax representation letters of Berry, HoldCo and Bacchus Merger Sub and of LinnCo, LinnCo Merger Sub and Linn, each dated as of [ ], 2013 and delivered to us for purposes of this opinion, and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

[    ], 2013

In addition, we have assumed, with your consent, that:

1.

Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the LinnCo Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.

The LinnCo Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Delaware;

3.

All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the LinnCo Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the LinnCo Effective Time;

4.

Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the LinnCo Effective Time, in each case without such qualification; and

5.	The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus.

Based upon and subject to the foregoing, and subject to the qualifications, exceptions, assumptions and limitations stated in the Registration Statement and the Joint Proxy Statement/Prospectus constituting part of the Registration Statement, we are of the opinion that under current U.S. federal income tax law:

(1)	the LinnCo Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

(2)	the U.S. federal income tax consequences of the “merger” to “holders” (as such terms are defined in the Registration Statement) are as follows:

•

a holder will not recognize gain or loss as a result of the exchange of such holder’s Company Common Stock for LinnCo Common Shares in the merger, except with respect to cash received in lieu of a fractional LinnCo Common Share;

•

a holder’s aggregate tax basis in LinnCo Common Shares received in the merger, including any fractional share interests deemed received and exchanged for cash, will equal the aggregate tax basis of the Company Common Stock surrendered in the merger;

•	a holder’s holding period of LinnCo Common Shares received in the merger will include the holder’s holding period of the Company Common Stock surrendered in the merger; and

•

a holder who receives cash in lieu of a fractional LinnCo Common Share in the merger will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis allocable to such fractional share.

Our opinions expressed in item (2) above apply only to “U.S. holders” (as defined in the Registration Statement) that hold their Company Common Stock as a capital asset within the meaning of Section 1221 of the Code and such opinions do not address all aspects of federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including the types of holders specifically identified in the Registration Statement).

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

1.

This opinion represents our best judgment regarding the application of U.S. federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, but does not address all of the U.S. federal income tax consequences of the LinnCo Merger.

[    ], 2013

We express no opinion as to U.S. federal, state, local, foreign, or other tax consequences, other than as set forth herein. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the validity of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

2.

No opinion is expressed as to any transaction other than the LinnCo Merger as described in the Merger Agreement, or to any transaction whatsoever, including the LinnCo Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times.

We are furnishing this opinion in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose without our prior written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name therein under the captions “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

[DRAFT]

[WLRK LETTERHEAD]

[DATE]

Berry Petroleum Company

1999 Broadway, Suite 3700

Denver, Colorado 80202

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of LinnCo, LLC, a Delaware limited liability company (“LinnCo”) and Linn Energy, LLC, a Delaware limited liability company (“Linn”), including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2013, by and among Berry Petroleum Company, a Delaware corporation (the “Company”), Bacchus HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”) and Linn. At your request, and in connection with the filing of the Registration Statement, we are rendering our opinion concerning certain United States federal income tax consequences of the Holdco Merger, the Company Conversion and the LinnCo Merger. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In providing our opinion, we have examined the Merger Agreement, the Registration Statement, the Joint Proxy Statement/Prospectus, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the transactions will be consummated in accordance with the provisions of the Merger Agreement and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transactions and the parties thereto set forth in the Merger Agreement and in the Registration Statement are true, complete and correct, (iii) the factual statements and representations made by the Company, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub and Linn in their respective officer’s certificates dated as of the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any such statements and representations made in the Officer’s Certificates “to the knowledge of” or “in the belief of” any person or similarly qualified are and will be true, complete and correct without such qualification and (v) the Company, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub, Linn and their respective subsidiaries will treat the transactions for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the transactions are consummated in a manner that is different from the manner described in the Merger Agreement or the Registration Statement, our opinion as expressed below may be adversely affected

Based upon and subject to the foregoing, we are of the opinion that, under currently applicable United States federal income tax law:

(1)	each of (a) the HoldCo Merger and the Company Conversion, taken together, and (b) the LinnCo Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

(2)	the U.S. federal income tax consequences of the “merger” to “holders” (as such terms are defined in the Registration Statement) are as follows:

•

a holder will not recognize gain or loss as a result of the exchange of such holder’s Company Common Stock for LinnCo Common Shares in the merger, except with respect to cash received in lieu of a fractional LinnCo Common Share;

•

a holder’s aggregate tax basis in LinnCo Common Shares received in the merger, including any fractional share interests deemed received and exchanged for cash, will equal the aggregate tax basis of the Company Common Stock surrendered in the merger;

•	a holder’s holding period of LinnCo Common Shares received in the merger will include the holder’s holding period of the Company Common Stock surrendered in the merger; and

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a holder who receives cash in lieu of a fractional LinnCo Common Share in the merger will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis allocable to such fractional share.

Our opinions expressed in item (2) above apply only to “U.S. holders” (as defined in the Registration Statement) that hold their Company Common Stock as a capital asset within the meaning of Section 1221 of the Code and such opinions do not address all aspects of federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the U.S. federal income tax laws (including the types of holders specifically identified in the Registration Statement).

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Registration Statement other than the opinion set forth above. Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transactions, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform any person of any such change or inaccuracy that may occur or come to our attention

We are furnishing this opinion in connection with the filing of the Registration Statement and it is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,